UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

CENTAUR GUERNSEY L.P. INC.
(Exact name of the registrant as specified in its charter)

Guernsey	333-184233-14	98-1022387
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12930 West Interstate 10 San Antonio, Texas		78249
(Address of principal executive offices)		(Zip Code)

Mark A. Beckey
(210) 524-9000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Based on the representations made by our suppliers, Centaur Guernsey L.P. Inc. (“Centaur”) concludes at this time its products are “DRC conflict undeterminable.”
Centaur has filed this Specialized Disclosure Report on Form SD and the associated Conflict Minerals Report. Both reports are posted and publicly available at the Company’s website: www.kci1.com.
Item 1.02 Exhibit
See Exhibit 1.02 to this Specialized Disclosure Report, incorporated herein by reference.

Section 2. Exhibits
Item 2.01 Exhibits

Exhibit No.	Description
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CENTAUR GUERNSEY L.P. INC. (REGISTRANT)

By:	/s/ David E. Ball	May 30, 2014
Name:	David E. Ball	(Date)
Title:	Sr. Vice President, Quality & Operations

EXHIBIT INDEX

Exhibit No.	Description
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD